UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

BlueLinx Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

09624H208
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09624H208
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Stephen Feinberg

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b) Not Applicable
3. SEC Use Only
4. Source of Funds (See Instructions): WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6. Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	270,398*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	270,398*
Person With	10. Shared Dispositive Power:	0*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 270,398*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13. Percent of Class Represented by Amount in Row (11): 3.0%*

14. Type of Reporting Person (See Instructions): IA, IN

*Based upon the information as set forth in the Prospectus Supplement dated October 18, 2017 of BlueLinx Holdings Inc., a Delaware corporation (the “Company”), as filed with the Securities and Exchange Commission on October 19, 2017, there were 9,098,221 shares of common stock, par value $0.01 per share (the “Shares”), of the Company issued and outstanding as of September 29, 2017. As of the filing date of this Schedule 13D Amendment No. 7 (the “Filing Date”), Cerberus ABP Investor LLC, a Delaware limited liability company (“Cerberus ABP”), holds 270,398 Shares. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP. Thus, as of the Filing Date, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 270,398 Shares, or 3.0% of the Shares deemed issued and outstanding.

This Schedule 13D Amendment No. 7 (“Amendment No. 7”) further amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on December 22, 2004, the Schedule 13D Amendment No. 1 filed with the SEC by Mr. Feinberg on July 22, 2010 (“Amendment No. 1”), the Schedule 13D Amendment No. 2 filed with the SEC by Mr. Feinberg on September 28, 2010 (“Amendment No. 2”), the Schedule 13D Amendment No. 3 filed with the SEC by Mr. Feinberg on October 20, 2010 (“Amendment No. 3”), the Schedule 13D Amendment No. 4 filed with the SEC by Mr. Feinberg on April 26, 2011 (“Amendment No. 4”), the Schedule 13D Amendment No. 5 filed with the SEC by Mr. Feinberg on January 10, 2013 (“Amendment No. 5”), and the Schedule 13D Amendment No. 6 filed with the SEC by Mr. Feinberg on April 4, 2013 (“Amendment No. 6” and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Amendments”). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D or the Amendments. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D and the Amendments, as applicable.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph after the last paragraph thereof:

On October 23, 2017, pursuant to the terms of an underwriting agreement dated October 18, 2017 (the “Underwriting Agreement”), Cerberus ABP sold to BTIG, LLC (the “Underwriter”) an aggregate of 4,443,428 Shares, including the sale of 579,578 Shares pursuant to a 30-day option that the Underwriter exercised in full on October 19, 2017. The sale occurred at a public offering price of $7.00 per share, less a 6.0% underwriting discount, for aggregate net proceeds before offering expenses to Cerberus ABP of approximately $29.2 million.

Pursuant to the terms of the Underwriting Agreement, the Company and its directors and executive officers have agreed, subject to certain exceptions, not to sell or effect certain other dispositions of Shares without the prior written consent of the Underwriter during the period ending on January 16, 2018.

A copy of the Underwriting Agreement is incorporated by reference as Exhibit 6 to this Schedule 13D. The description of the Underwriting Agreement set forth herein is qualified in its entirety by reference to the complete copy of the Underwriting Agreement.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

Based upon the information as set forth in the Company’s Prospectus Supplement dated October 18, 2017, as filed with the Securities and Exchange Commission on October 19, 2017, there were 9,098,221 Shares issued and outstanding as of September 29, 2017. As of the filing date of this Amendment No. 7 (the “Filing Date”), Cerberus ABP holds 270,398 Shares. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP. Thus, as of the Filing Date, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 270,398 Shares, or approximately 3.0% of the Shares deemed issued and outstanding.

During the period commencing 60 days prior to October 23, 2017, the date of the event which required the filing of this Amendment No. 7, and ending on the Filing Date, except as otherwise set forth in Item 4 of this Amendment No. 7, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

As of October 23, 2017, Mr. Feinberg ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating the amendment set forth in Item 4 above into this Item 6.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit:

6. Underwriting Agreement, dated October 18, 2017, among Cerberus ABP Investor LLC, BlueLinx Holdings Inc. and BTIG, LLC (incorporated by reference from Exhibit 1.1 to the Form 8-K filed by BlueLinx Holdings Inc. on October 23, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2017

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).